Exhibit 99.9

Consent of independent registered public accounting firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2021 of Cenovus Energy Inc. of our report dated February 7, 2022, relating to the consolidated financial statements, and the effectiveness of internal control over financial reporting, which appears in the Exhibit 99.3 to this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (File No. 333-259814), Form S-8 (File Nos. 333-163397 and 333-251886) and Form F-3D (File No. 333-202165) of Cenovus Energy Inc. of our report dated February 7, 2022 referred to above. We also consent to the reference to us under the heading “Interests of Experts”, which appears in the Annual Information Form included in Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/ PricewaterhouseCoopers LLP
Calgary, Alberta, Canada February 8, 2022

PricewaterhouseCoopers LLP
111 5th Avenue SW,Suite 3100, East Tower, Calgary, Alberta, Canada T2P 5L3
T: +1 403 509 7500, F: +1 403 781 1825, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.